DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT
P.E 12-19-02
1-9924

DIVISION OF
CORPORATION FINANCE

03006601

January 27, 2003

Shelley J. Dropkin, Esq.
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 1-27-2003

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Citigroup by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We have also received a letter on the proponent's behalf dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule Rule 14a-8(i)(2) promulgated under the Act and six copies of an opinion of Morris, Nichols, Arsht & Tunnell as to certain matters of Delaware law.

Rule 14a-8(i)(2) provides that a proposal may be omitted if it would "cause the company to violate any state...law to which it is subject."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: John Chevedden
Ray T. Chevedden and
Veronica G. Chevedden
Family Trust 050490

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal urges the Company to adopt a resolution requesting that the "Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-(8)(i)(2) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(i)(2) provides that a proposal may be omitted if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

THE PROPOSAL MAY BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW

The Proposal seeks to have the Board of Directors (i) redeem any poison pill previously issued (if applicable) and (ii) not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. As Citigroup does not have a shareholder rights plan in place, the Proposal is, in effect, a vote on whether or not Citigroup's Board should seek shareholder approval prior to adopting a shareholder rights plan. The Board is effectively being asked to defer to shareholders the decision whether it would be appropriate for Citigroup to adopt a shareholder rights plan.

The Proposal, if adopted, would constitute an abdication of the Board's duties in violation of Delaware law, which does not permit a board of directors to delegate to shareholders its duty to determine whether to adopt a rights plan. The Proposal may, therefore, be omitted under Rule 14a-8(i)(2), which provides that a proposal which, if implemented, "would require the registrant to violate any . . . state law" may be omitted.

The Company is a Delaware corporation. As more fully discussed in the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell attached hereto as Exhibit B, the Proposal, in seeking to permit the shareholders of the Company, and not the Board, to decide whether the Company should have a rights plan, is contrary to Delaware law.

A. **The Power and Duty to Determine Whether to Adopt a Shareholder Rights Plan Reside in the Board.**

Section 141(a) of the Delaware General Corporation Law, described by the Delaware Supreme Court as the "bedrock of the General Corporation Law," places the responsibility for managing the affairs of a Delaware corporation on its board of directors, not its shareholders:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984); Paramount Communications, Inc. v. Time, Inc., Del. Ch., C.A. Nos. 10866, 10670, 19835, Allen, C., slip op. at 77-78 (July 4, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("directors, not shareholders, are charged with the duty to manage the firm").

The Delaware Supreme Court recently reaffirmed, in the strongest terms, that decisions with respect to the adoption of a rights plan are solely for the board to determine, and not for shareholders. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245 (Del. 2001). A board's authority and duty under Section 141(a) include the authority and duty to decide whether a rights plan should be adopted. Hilton Hotels, supra; Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998); Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985). The Proposal would improperly supplant the Board's judgment on this matter with a shareholder referendum.

B. **Limitations on the Power and Duty of the Board to Decide Whether to Adopt A Shareholder Rights Plan Are Impermissible.**

In Quickturn, the Delaware Supreme Court struck down a "delayed redemption" provision of a rights plan because that provision limited the board's absolute discretion to determine whether to keep the plan in place or to eliminate it by redeeming rights. More recently, in Hilton Hotels, the Delaware Supreme Court made clear that shareholders cannot overrule a board's decision to have a rights plan.

The decisions of the Delaware Supreme Court in Quickturn and Hilton Hotels are consistent with, and premised upon, fundamental principles of Delaware law regarding directors' duties with respect to shareholder rights plans and anti-takeover measures in general developed by the Court over the years. The Court has said that a limitation on the board's authority with respect to such measures "impermissibly circumscribes the board's statutory power under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties." Quickturn, 721 A.2d at 1292 (emphasis added). In its landmark Unocal decision, the Delaware Supreme Court emphasized that a board has "both the power and the duty" to erect and maintain defenses if the board determines, in exercising its independent judgment in accordance with its fiduciary duties, that doing so is in the best interests of the shareholders. Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 949 (Del. 1985). Indeed, the board's "power and duty" to protect the corporation is the cornerstone of the Delaware Supreme Court's decision in the Moran case where the Court first upheld the validity of rights plans. The Court there made clear that a board is subject to the same unremitting fiduciary obligation whether considering the adoption of a rights plan or the redemption of rights. Only the board has the power, and the concomitant duty, to make such decisions. See also In re Pure Resources, Inc. Shareholders Litigation, Del. Ch. C. A. No. 19876, Strine, V.C., slip op. at 39-40 (October 1, 2002) ("It quickly became settled that target boards could employ a poison pill and other defensive measures to deflect a tender offer that was structured in a coercive manner").

C. The Duty of the Board to Determine Whether to Adopt a Rights Plan Cannot Be Delegated to the Shareholders.

The fundamental power and duty of directors to decide whether to adopt a rights plan cannot be delegated to the shareholders, as the Proposal recommends. Such an abdication of directorial responsibility would "violate[] the duty of each director to exercise his own best judgment on matters coming before the board." Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (quoted in Quickturn, 721 A.2d at 1292).

The fact that shareholders do not have the ability to control a board's decisions with respect to a rights plan does not, of course, leave shareholders powerless. Under Delaware corporation law their ultimate power is exercised at the ballot box, where they can vote out directors whose view of protecting the corporation differs from their own:

> If the stockholders are displeased with the action of their elected representatives, the powers of corporate democracy are at their disposal to turn the board out.

Unocal, 493 A.2d at 958. That shareholders can vote out directors for making decisions with which they disagree does not, however, permit shareholders to dictate those decisions in the first place, as the authorities discussed above demonstrate. Similarly, and as those same authorities demonstrate, the directors may not abdicate their decision-making responsibility by simply deciding to take instructions from a shareholder majority. Instead, directors have a statutory and fiduciary duty to make their own independent decision on a matter such as whether to adopt a rights plan.

The Proposal seeks to permit the shareholders of the Company, and not the Board, to decide whether the Company should have a rights plan in violation of Delaware law as articulated by the Delaware Supreme Court.

The Staff has repeatedly permitted companies to exclude proposals that advocate actions that would violate applicable law. See, e.g., Atlas Air Worldwide Holdings, Inc. (April 5, 2002) (proposal requesting by-law to seek shareholder approval prior to adopting a shareholder rights plan and redeem any existing shareholder rights plan excludable pursuant to Rule 14a-8(i)(2) because implementation would cause a violation of Delaware law) ("Atlas Air"); Mattel, Inc. (March 25, 2002) (proposal requesting by-law to prevent enactment or maintenance of a shareholder rights plan without shareholder approval excludable under Rule 14a-8(i)(2) because implementation would cause a violation of state law); Ford Motor Co. (March 19, 2001) (proposal calling for some directors to be drawn by a lottery among holders of common stock and for remainder of directors to be elected by holders of class B stock violated Delaware law and was excludable pursuant to Rule 14a-8(i)(2)); General Dynamics Corp. (March 5, 2001) (proposal to adopt bylaw prohibiting adoption of a shareholder rights plan without prior shareholder approval violated Delaware law and was excludable pursuant to Rule 14a-8(i)(2)); Boeing Co. (March 4, 1999) (proposal to amend bylaws to provide that all issues submitted to a shareholder vote be decided by a simple majority violated Delaware law and was excludable pursuant to Rule 14a-8(i)(2)). Accordingly, the Company believes that it may exclude the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(2)).

The proposal in Atlas Air is nearly identical to the Proposal. The Atlas Air proposal reads as follows: "Atlas Air shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting." Both the Proposal and the Atlas Air Proposal seek to have existing poison pills redeemed and prevent the adoption or extension of a pill without shareholder approval. The only distinction between the proposals is that Atlas Air is phrased as a request for a bylaw and the Proposal is phrased as a recommendation without a bylaw.

The Staff has declined to make a distinction between proposals phrased as bylaws and those phrased as recommendations when the substance of the proposal dealt with matters other than poison pills. See Storage Technology Corporation (March 22, 2002) (proposal requiring the registrant to amend its bylaws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials excluded on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors") and General Motors Corporation (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that "the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors"). The substance of these proposals was the same; companies were being asked to include information regarding shareholder nominees in their proxy statements. One proposal was phrased as a bylaw amendment and the other not, yet the Staff granted no-action relief in both cases. It is therefore inconsistent, without other grounds, for the Staff to permit exclusion of shareholder rights plan proposals phrased as bylaws while not permitting exclusion of those phrased simply as requests for director action given that substantively, the proposals, if implemented, would cause the registrants to violate Delaware law for the same reasons.

As the Proposal would permit the shareholders of the Company, and not the Board, to decide whether the Company should have a rights plan, the Proposal, if implemented, would cause Citigroup to violate Delaware law. As such the Proposal may be omitted pursuant to Rule 14a-8(i)(2).

Exhibit A

3 – Shareholder Vote on Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA on behalf of Ray T. Chevedden.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Prevent a Sense of Entrenchment

I believe that shareholder oversight of the poison pill could prevent a sense of entrenchment and give our management and directors greater incentive to deal effectively with key shareholder value issues such as or similar to:

1) Citigroup stock plunged 44%.

2) Citigroup investigated for handing out shares of lucrative initial public offerings to WorldCom executives in what *Time* magazine called "a bribelike manner to win business."

3) Citigroup investigated for conceiving complicated financing to aid Enron in hiding debt.

4) Citigroup investigated for merely watching as research analyst hyped the stock of companies that had been investment-banking clients.

5) An analyst estimated it could cost Citigroup as much as $10 billion to satisfy the regulators and resolve the suits brought by shareholders of companies financed by Citigroup's Salomon.

6) Chairman Weill has routinely brushed aside Wall Street's calls to explain his succession strategy.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow … the voters a choice on election day."

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL

JOHANNES R. KRAHMER
LEWIS S. BLACK, JR.
WILLIAM O. LAMOTTE, III
DOUGLAS E. WHITNEY
WILLIAM H. SUDELL, JR.
MARTIN P. TULLY
THOMAS R. HUNT, JR.
A. GILCHRIST SPARKS, III
RICHARD D. ALLEN
DAVID LEY HAMILTON
JOHN F. JOHNSTON
WALTER C. TUTHILL
DONALD F. PARSONS, JR.
JACK B. BLUMENFELD
DONALD NELSON ISKEN
DONALD E. REID
DENISON H. HATCH, JR.
THOMAS C. GRIMM
KENNETH J. NACHBAR
ANDREW M. JOHNSTON
MARY B. GRAHAM
MICHAEL HOUGHTON
THOMAS R. PULSIFER
JON E. ABRAMCZYK
ALAN J. STONE
LOUIS G. HERING
FREDERICK H. ALEXANDER
R. JUDSON SCAGGS, JR.
WILLIAM M. LAFFERTY
KAREN JACOBS LOUDEN
DONNA L. CULVER
JULIA HEANEY
JONATHAN I. LESSNER
ROBERT J. DEHNEY
JEFFREY R. WOLTERS
MARYELLEN NOREIKA
DAVID J. TEKLITS
S. MARK HURD
RODGER D. SMITH
ERIC D. SCHWARTZ

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

RACHEL A. DWARES
SPECIAL COUNSEL

STANFORD L. STEVENSON, III
DEREK C. ABBOTT
JESSICA ZELDIN
DAVID A. HARRIS
PATRICIA O. VELLA
GREGORY W. WERKHEISER
WENDY L. WALTER
GARFIELD B. SIMMS*
MICHAEL BUSENKELL
JOHN D. PIRNOT
MEGAN E. WARD
BRADLEY W. VOSS**
DONNA L. HARRIS
TODD A. FLUBACHER
THERESA A. TAKEUCHI***
YVETTE C. FITZGERALD
JAMES G. MCMILLAN, III
PATRICIA R. UHLENBROCK
SEAN C. DAY
BRIAN J. MCTEAR
GILBERT R. SAYDAH, JR.***
PHILIP H. BANGLE
THOMAS W. BRIGGS, JR.
MELISSA A. DIVINCENZO
SEAN P. HANEY
JASON W. HARBOUR
KATHERINE H. BETTERLY
JOY MULHOLLAND
CHRISTOPHER M. WINTER

OF COUNSEL
ANDREW B. KIRKPATRICK, JR.
RICHARD L. SUTTON
DAVID A. DREXLER
O. FRANCIS BIONDI
WALTER L. PEPPERMAN, II

* ADMITTED IN MA ONLY
** ADMITTED IN CA AND DC ONLY
*** ADMITTED IN TX ONLY

December 18, 2002

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Ladies and Gentlemen:

This is in response to your request for our opinion whether a shareholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), under date of October 9, 2002 by John Chevedden on behalf of Ray T. Chevedden may be omitted from the Company's proxy statement and form of proxy for its 2003 annual meeting of shareholders pursuant to Rule 14a-8(i)(2) under the Securities Exchange Act of 1934.

The Proposal, captioned "Shareholder Vote on Poison Pills," reads as follows:

> This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

As the Company does not currently have a shareholder rights plan in effect, thereby making inapplicable the first part of the Proposal regarding the redemption of "any poison pill previously issued (if applicable)," the Proposal, in essence, is that the Company's board of directors (the "Board") seek shareholder approval prior to adopting any shareholder rights plan. The premise that underlies the Proposal is that without shareholder approval, the Board will be prohibited from adopting a shareholder rights plan, regardless of how the members of the Board would exercise their own informed business judgment on the matter. Thus, under the Proposal, the Board is asked to defer to a vote of the shareholders on the issue of whether the Company will at any time in the future adopt a shareholder rights plan.

It is our opinion that the Proposal may be omitted from the Company's proxy statement and form of proxy because the action that it would have the Board take would constitute an abdication of the Board's duties in violation of Delaware law inasmuch as Delaware law does not permit a board of directors to delegate to shareholders its duty to make the determination whether to adopt a rights plan. As a result the Proposal should be subject to exclusion under Rule 14a-8(i)(2) which authorizes the exclusion of a proposal which would, if implemented, cause the Company to violate state law.

I. The Power and Duty to Determine Whether to Adopt a Shareholder Rights Plan Reside in the Board.

Section 141(a) of the Delaware General Corporation Law, described by the Delaware Supreme Court as the "bedrock of the General Corporation Law," places the responsibility for managing the affairs of a Delaware corporation on its board of directors, not its shareholders:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the

> direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984); Paramount Communications, Inc. v. Time, Inc., Del. Ch., C.A. Nos. 10866, 10670, 10935, Allen, C., slip op. at 77-78 (July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("directors, not shareholders, are charged with the duty to manage the firm").

The Delaware Supreme Court recently reaffirmed, in the strongest terms, that decisions with respect to a rights plan are solely for the board, and not for shareholders. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245 (Del. 2001). A board's authority and duty under Section 141(a) include the authority and duty to decide whether a rights plan should be adopted. Hilton Hotels, supra; Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998); Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985). The Proposal would displace the Board's judgment on this matter with a shareholder referendum.

II. Limitations on the Power and Duty of the Board to Decide Whether to Adopt A Shareholder Rights Plan Are Impermissible.

In Quickturn, the Delaware Supreme Court struck down a "delayed redemption" provision of a rights plan because that provision limited the board's absolute discretion to determine whether to keep the plan in place or to eliminate it by redeeming rights. More recently, in Hilton Hotels, the Delaware Supreme Court made clear that shareholders cannot overrule a board's decision to have a rights plan.

The Court in Quickturn emphasized that Section 141(a) of the Delaware General Corporation Law gives a board "full power to manage and direct the business and affairs of a Delaware corporation." 721 A.2d at 1292. Although the provision at issue there only restricted the power of the board to redeem rights for a limited period of time, even that limitation on the board's authority was found to violate Section 141(a) because it prevented the board from "completely discharging its fundamental management duties." Id. at 1291. Thus, Section 141(a) does not permit limits (other than in a corporation's certificate of incorporation)[1] on a board's discretion to decide whether to adopt a rights plan.

The Hilton Hotels decision is the most recent instance in which the Delaware Supreme Court has addressed the division of authority between directors and shareholders as it relates to rights plans. In that case a shareholder argued that it could not be bound by a rights plan that Hilton's board had adopted without shareholder approval. Citing the seminal Delaware decision approving rights plans, Moran v. Household Int'l, Inc., supra, the Court rejected this assertion out of hand, saying:

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton Hotels, supra, at 249.

---

[1] The Company's certificate of incorporation does not contain any such limit.

The Proposal recommends that the Board place an impermissible limitation on its own "prerogative" as recognized in Moran. One must assume that by using the term "prerogative" the Delaware Supreme Court intended the commonly understood meaning of the term, i.e. "a prior or exclusive right or privilege, especially one peculiar to a rank, class, etc." Webster's New World Dictionary 1152 (1966). In calling for prior shareholder approval of the prior authority recognized in Hilton Hotels to reside in the Board, the Proposal would turn that decision on its head. Hence, if implemented, the Proposal would violate Delaware law as articulated by the Delaware Supreme Court.

The decisions of the Delaware Supreme Court in Quickturn and Hilton Hotels are consistent with, and premised upon, fundamental principles of Delaware law regarding directors' duties with respect to rights plans and anti-takeover measures in general developed by the Court over the years. The Court has said that a limitation on the board's authority with respect to such measures "impermissibly circumscribes the board's statutory power under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties." Quickturn, 721 A.2d at 1293 (emphasis added). In its landmark Unocal decision, the Delaware Supreme Court emphasized that a board has "both the power and duty" to erect and maintain defenses if the board determines, in the exercise of its independent judgment in accordance with its fiduciary duties, that doing so is in the best interests of the shareholders. Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 949 (Del. 1985). Indeed, the board's "power and duty" to protect the corporation is the cornerstone of the Delaware Supreme Court's decision in the Moran case where the Court first upheld the validity of rights plans. The Court there made clear that a board is subject to the same unremitting fiduciary obligation whether considering the adoption, or the redemption, of a rights plan. Only the board has the power, and the concomitant duty, to make such decisions. See also In re Pure Resources, Inc. S'holders Litig., Del. Ch. C. A. No. 19876, Strine, V.C., slip op. at 39-40 (Oct. 7, 2002) ("It quickly became settled that target boards could employ a poison pill and other defensive measures to deflect a tender offer that was structured in a coercive manner . . . .").

III. The Duty of the Board to Determine Whether to Adopt a Rights Plan Cannot Be Delegated to the Shareholders.

The fundamental power and duty of the directors to decide whether to adopt a rights plan cannot be delegated to the shareholders, as the Proposal recommends. Such an abdication of directorial responsibility would "violate[ ] the duty of each director to exercise his own best judgment on matters coming before the board." Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (quoted in Quickturn, 721 A.2d at 1292).

The Delaware Supreme Court recently reaffirmed the rule against "abdication" or "over-delegation" of directorial authority, stating:

> Directors may not delegate the duties which lie "at the heart of the management of the corporation." A court "cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."

Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (citations omitted).

The primacy of the board's role -- and the undelegable nature of the duties the Proposal would seek to delegate to the Company's shareholders -- is nowhere clearer than in the takeover context. As stated by Chancellor William T. Allen, "in recent years the Delaware Supreme Court has made it clear - especially in its jurisprudence concerning takeovers, from Smith v. Van Gorkom through QVC v. Paramount Communications - the seriousness with which the corporation law views the role of the corporate board." In re Caremark Int'l Inc. Deriv. Litig., 698 A.2d 959, 970 (Del. Ch. 1970) (footnote omitted). Indeed, the Delaware Supreme Court has gone so far as to say that a board breached its fiduciary duties by playing a passive role in an auction of the company. See Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261 (Del. 1989).

In another leading case, the Delaware Supreme Court rejected a claim that a board's response to a pending tender offer, which included the board's refusal to redeem a rights plan, should be struck down because a majority of the shareholders wished to tender. The Court made clear that it was the duty of the board, not the shareholders, to make the decision at hand:

> [Plaintiffs'] contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

Paramount Communications, Inc. v. Time, Inc., 571 A.2d at 1154 (emphasis added). In short, a board cannot have taken away from it, nor can it avoid by referring to shareholders, its exclusive authority to decide whether to adopt a rights plan. Indeed, a board that did so would expose itself to potential liability for abdication of its own non-delegable responsibilities.

A board's inability to delegate decisions respecting adoption of a rights plan to shareholders, or simply to defer to the wishes of a shareholder majority, as the Proposal recommends, is clear from decisions of the Delaware courts in other contexts, as well. In Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985), the Delaware Supreme Court held that a board could not turn over to shareholders the decision whether to enter into a merger agreement; rather, the board was required to make an independent judgment whether the merger was in the shareholders' best interests and affirmatively to recommend the merger to shareholders before submitting it for their approval. Id. at 873 (stating that board has a duty to make informed, independent decision regarding merger agreement and "may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement"). Similarly, in McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court held that the board of a corporation with an 80% shareholder who clearly could replace the board, and veto any transaction that the board recommended, nonetheless had an unmitigated duty to exercise its independent judgment whether to approve a merger transaction proposed by the 80% shareholder. Id. at 919-20 (stating that the board "could not abdicate its obligation to make an informed decision on the fairness of the merger by simply deferring to the judgment of the controlling shareholder").

The fact that shareholders do not have the ability to control a board's decisions with respect to a rights plan does not, of course, leave shareholders powerless. Under Delaware corporation law their ultimate power is exercised at the ballot box, where they can vote out directors whose view of protecting the corporation differs from their own:

> If the stockholders are displeased with the action of their elected representatives, the powers of corporate democracy are at their disposal to turn the board out.

Unocal, 493 A.2d at 959. That shareholders can vote out directors for making decisions with which they disagree does not, however, permit shareholders to dictate those decisions in the first place, as the authorities discussed above demonstrate. Similarly, and as those same authorities demonstrate, the directors may not abdicate their decision-making responsibility by simply deciding to take instructions from a shareholder majority. Instead, directors have a statutory and fiduciary duty to make their own, independent decision on a matter such as whether to adopt a rights plan.

In summary, the Proposal seeks to permit the shareholders of the Company, and not the Board, to decide whether the Company should have a rights plan and is, therefore, contrary to Delaware law as articulated by the Delaware Supreme Court. Accordingly, the Proposal should be subject to exclusion from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

Very truly yours,

Morris, Nichols, Arsht & Tunnell

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 30, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Citigroup Inc. (C)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Ray T. Chevedden

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic. (All italics in quotes below are added.)

The company argument is moot

The company argument is moot when it argues against its own misquote.
The company misquotes the proposal in the second paragraph of the company "Statement of Intent ..." by inserting "shareholder approval."

The proposal states:
This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a *shareholder vote.*

The company does not claim that the vote called for in the proposal would require the board to act in accordance with the vote. The company does not discuss the operation of company-devised strict compelling power of a shareholder vote in the real corporate world. Is the company claim based on shares outstanding vs. shares entitled to vote or majority vote or supermajority vote? The company leaves a hole in its claim by not addressing the level of shareholder vote that would be needed to produce the drastic upheaval claimed by the vehement company text.

Contrary to the company claim the proposal does not state:
Shareholders recommend "The fundamental power and duty of directors to decide whether to adopt a rights plan" shall be "delegated to the shareholders."

The company claims (in error) that proposal adoption would require the board "to take instruction from a shareholder majority." Inconsistently the company does not cite how the proposal would determine the shareholder majority. And the company does not object to the proposal text on grounds of vagueness.

The company fails to note the important distinction that the proposal in Atlas Air (April 20, 2002) required both a "bylaw" and "shareholder *approval.*"
The text of the proposal to Atlas Air stated:
"Atlas Air shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been *approved* by a shareholder vote at the next shareholder meeting."

The company does not claim that the proposal submitted to Citigroup calls for "shareholder approval" except for the company's own misquote noted above.

The proposal text states "shareholder *vote*" not "shareholder *approval.*"

The text of the proposal to General Dynamic stated:
"Shareholders request the Board redeem any poison pill issues previously unless such issuance is *approved* by the affirmative vote of shareholders, to be held as soon as may be practicable."

The company's fallacious reasoning process

If the company's fallacious reasoning process were correct, it would be an established fact that shareholders of all companies control the naming of management director candidates because shareholders vote on these candidates. Furthermore, under the company's fallacious method, shareholders of all companies would control company employee stock option plan provisions when shareholders have an opportunity to vote on such plans.

Another fallacious conclusion drawn from the company argument method is that the shareholders control the appointment of the auditors when they have an opportunity to cast a vote regarding the auditors. Thus under the company's fallacious method and vehement text, any board of directors that permits a shareholder vote on the independent auditors has *abdicated its responsibility to appoint auditors.*

The company does not explain how the shareholders would enforce shareholders purportedly making a "decision" in the real corporate world. The company does not discuss binding vs. non-binding votes, majority vs. supermajority votes or votes of shares present and entitled to vote vs. votes of all outstanding shares.

The company suggests that according to law shareholders are powerless to register their position on the prudent use of a poison pill unless shareholders "turn the board out." This would require shareholders to organize to recruit, nominate and campaign for an alternate slate of world-class and/or highly qualified business leaders at shareholders' own expense.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Stanford Weill
Chairman

To: Mr. Brian Rowe, Chairman, Atlas Air Worldwide Hldgs. (CGO)
FX: 914/701-8415, 303/526-5051
PH: 914/701-8000
2000 Westchester Ave.
Purchase, NY 10577
Email: spierce@atlasair.com
Annual meeting proposal, rule 14a-8
Rule 14a-8 requirements will continue to be met including stock ownership through the date of the annual meeting.

---

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

This topic won 57% average yes-no shareholder vote at 24 major companies

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Atlas Air shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Why require a shareholder vote to adopt or maintain a poison pill?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficialit might be for shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org recommends:
  Shareholder approval of all poison pills.

- Atlas Air is 52%-owned by institutional investors.

- Institutional investors have a fiduciary duty to make ballot decisions in the best interest of their investors.

Is Atlas Air at odds with institutional investors?

In reviewing our directors' stand on this proposal topic, and to other topics on the 2002 ballot, it may be useful to ask whether our directors are at odds with the recommendation of some key institutional investors. A stand by our directors is not necessarily a balanced view of the pro and con arguments. Directors can be too focused on one side of the issue – theirs.

To: General Dynamics Chairman Nicholas Chabraja
Update of 14a-8 proposal submitted in July 2001
Intend to continue to meet all rule 14a-8 rules including stock ownership past annual meeting
December 1, 2001

---

3 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

THIS TOPIC WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to adopt or maintain a poison pill?

- The Council of Institutional Investors (www.cii.org) recommends a high standard of corporate governance including shareholder approval of all poison pills.
- GD is 72%-owned by institutional investors.

What incentive is there for improving corporate governance?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

The proposal topic was presented to shareholders of defense contractor Northrop Grumman by this same proponent, John Chevedden, Redondo Beach, California. It won majority votes in 2 separate elections at Northrop Grumman. One vote exceeded 64% of the yes-no vote results.

Director control of the poison pill and director side deals

It does not seem reasonable to concentrate more power in the directors, by giving directors full control of the poison pill, if directors are allowed less than exemplary director independence standards. GD directors were allowed, *and can be allowed again*, to ignore specific independence criteria valued by CII and other respected corporate governance analysts, for example.

Side deals

GD directors had side deals with GD that could compromise director independence.

- A director's outside company collected fees from GD.
- Directors had indirect business deals with GD.

3 – Shareholder Vote on Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA on behalf of Ray T. Chevedden.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Prevent a Sense of Entrenchment

I believe that shareholder oversight of the poison pill could prevent a sense of entrenchment and give our management and directors greater incentive to deal effectively with key shareholder value issues such as or similar to:

1) Citigroup stock plunged 44%.
2) Citigroup investigated for handing out shares of lucrative initial public offerings to WorldCom executives in what *Time* magazine called "a bribelike manner to win business."
3) Citigroup investigated for conceiving complicated financing to aid Enron in hiding debt.
4) Citigroup investigated for merely watching as research analyst hyped the stock of companies that had been investment-banking clients.
5) An analyst estimated it could cost Citigroup as much as $10 billion to satisfy the regulators and resolve the suits brought by shareholders of companies financed by Citigroup's Salomon.
6) Chairman Weill has routinely brushed aside Wall Street's calls to explain his succession strategy.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

40 Shareholder Vote on Poison Pills

41 Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

The proposal recommends that the board "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Jennifer Bowes
Attorney-Advisor